UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to
Commission File Number 1-8777
Virco Mfg. Corporation 401(k) Plan
Virco Mfg. Corporation
2027 Harpers Way
Torrance, California 90501

INTRODUCTION
Virco Mfg. Corporation, a Delaware corporation, has established the 401(k) Plan (the Plan). The Plan includes cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.
REQUIRED INFORMATION

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. Financial statements and exhibits

(a)     Financial statements and supplemental schedule:
Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

(b)    Exhibit:
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Virco Mfg. Corporation
as Plan Administrator of the
Virco Mfg. Corporation 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Kieckhafer Schiffer & Company LLP
Irvine, California
June 27, 2014

Virco Mfg. Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value:
Money market funds	$1,522,068	$1,683,915
Mutual funds	16,859,564	14,263,565
Common stock	1,836,137	2,078,903
	20,217,769	18,026,383
Receivables:
Notes receivable from participants	889,767	992,370
Total assets	21,107,536	19,018,753

Liabilities
Refund of excess contributions	27,582	38,965
Total liabilities	27,582	38,965
Net assets available for benefits	$21,079,954	$18,979,788

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
Additions to net assets attributed to:
Participant contributions	$1,001,774
Net investment income:
Interest and dividends	520,661
Net appreciation in fair value of investments	2,721,951
Total net investment income	3,242,612
Interest on notes receivable from participants	38,240

Benefits paid to participants	(2,182,460)

Net increase	2,100,166

Net assets available for plan benefits:
Beginning of year	18,979,788
End of year	$21,079,954

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2013

1. Plan Description

The following description of the Virco Mfg. Corporation 401(k) Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Virco Mfg. Corporation (the “Company” or “Virco”) established the Virco Mfg. Corporation Employee Stock Ownership Plan (“ESOP”) effective as of April 1, 1993, as a leveraged employee stock ownership plan. In January 2002, the Company amended and renamed the ESOP as the Virco Mfg. Corporation 401(k) Plan (the “Plan”). Under the amended Plan, the leverage feature that allowed the Plan to obtain advances from the bank to purchase Company common stock was discontinued. While the Plan continues to offer the Company common stock as one of the investment options, the amended Plan no longer operates as a leveraged employee stock ownership plan.

The Plan is designed to comply with section 401(a) of the Internal Revenue Code (the “IRC”) as a profit sharing plan, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to enable employees to save for retirement and defer payment of income taxes on the amount invested and earnings thereon. A Plan committee comprising of at least two persons appointed by the Company's Board of Directors administers the Plan.

The Plan's assets are held and managed by Wilmington Trust Company (“Wilmington Trust”). As trustee, Wilmington Trust invests the Plan's assets and makes distributions to participants.

Eligibility

Employees of the Company excluding leased employees, non-resident aliens or employees covered by a collective bargaining agreement not expressly providing inclusion in the Plan, are eligible to participate in the Plan if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year.

Contributions

Eligible employees may defer from 1% to 50% of basic compensation on a before-tax basis, limited to $17,500 in 2013 as prescribed by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.

The Company may, at its sole discretion, make a matching contribution as a percentage of annual elective deferrals made by participants who are employed on the last day of the Plan year. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. The Company elected not to make any contributions during the year ended December 31, 2013.

Participant Accounts

Participants can direct their account balances into a variety of investments offered by Wilmington Trust, including shares of Virco Unitized Stock. Investment election changes may be made on a daily basis. Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's contributions, if any, and an allocation of the Plan's earnings (losses) and plan expenses. The benefit to which a participant is currently entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits

Upon reaching retirement age, termination of service or death, a participant/beneficiary may elect to receive a lump-sum amount equal to the participant's vested account balance. Company stock held in the participant's account may be distributed in stock unless the participant requests the distribution in cash in lieu of stock. Participants eligible for distributions may elect that their vested balance be rolled over into another eligible retirement plan. Account balances less than $1,000 can be distributed in a single lump-sum cash payment to the participant or beneficiary at the discretion of the Company.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant's principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant's principal residence or to prevent eviction or foreclosure from the participant's principal residence. A participant's right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.

Vesting

The participant is immediately 100% vested in the value of his or her contributions and earnings thereon. Additionally, a participant is automatically 100% vested in the value of all employer contributions on the participant's 65th birthday, death, or if the participant becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant's vesting in the value of any matching or other Company contributions will be based upon the participant's years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan. Forfeitures may be used to pay administrative expenses or to reduce matching contributions. There were no amounts held in the forfeiture account at December 31, 2013 and 2012.

Voting Rights

All shares of Company common stock allocated to participant accounts are voted by Wilmington Trust in accordance with the participant's instructions. Allocated shares not voted by participants are voted pro rata by Wilmington Trust based on votes actually cast by participants.

Notes Receivable From Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $1,000 minimum and certain other restrictions. Loans are secured by the vested account balance of the participant. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan is used to acquire a principal residence, in which case the loan term may be extended to ten years. Participant loans, when initiated, bear interest at the prime rate plus 1% per annum collateralized by the participant's vested interest. Interest rates on outstanding loans at December 31, 2013 range from 4.25% to 9.25% per annum, and loans mature through 2018.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation in fair value of investments consists of the net change in unrealized gains or losses during the year and the realized gain or loss on investments sold during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Substantially all direct expenses of the Plan are paid by the Plan Sponsor. Certain indirect expenses are included in the transaction prices of the investments bought and sold and are not separately identified in the statement of changes in net assets available for benefits.

3. Investments

Plan assets are held by Wilmington Trust. Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options.

Participants may change investment choices any business day by transferring a percentage from one investment alternative to another effective as of the end of any business day. The investments in shares of the investment are valued at the closing net asset value per share as determined by the appropriate fund portfolio on a daily basis.

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

	2013	2012
Investments at fair value:
American Money Market Fund A	$1,402,281	$1,564,575
Alliance Growth & Income Fund	1,853,802	1,430,861
Bond Fund of America	1,305,697	1,516,800
American Capital World Growth & Income	1,470,029	1,162,443
DWS S&P 500 Index Fund-A	2,694,490	2,221,281
Growth Fund of America	2,649,788	2,046,255
Income Fund of America	1,601,631	1,465,868
* Lord Abbett Value Opportunity Fund-A	1,172,905	897,344
Virco Unitized Stock	1,836,137	2,078,903

* This fund represents 5% or more of the Plan’s net assets at December 31, 2013, but not at December 31, 2012.

Investments held by the Plan (including investments bought, sold, as well as held during the period) appreciated (depreciated) as follows during the year ended December 31, 2013:

2013
Mutual funds	$2,938,504
Common stock	(216,553)
$2,721,951

Unallocated balances held in the Wilmington Trust money market funds were $119,167 and 119,232 at December 31, 2013 and 2012, respectively.

4. Fair Value Measurements

Accounting Standards Codification (“ASC”) 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Money market funds: Valued at the net asset value (“NAV”) of the fund at year end. NAV is also the quoted market price as of the reporting date.

Mutual funds: Valued at the NAV of shares held by the Plan at year end. NAV represents the sum of the underlying investments and represents the price at which the funds are traded on active markets.

Common stock: Valued at the closing price reported in the active market.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2013 and 2012:

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$1,522,068	$—	$—	$1,522,068
Virco Mfg. Corporation common stock	1,796,593	—	—	1,796,593
Money market fund held by Virco Unitized Stock	39,544	—	—	39,544
Allocation funds	2,653,739	—	—	2,653,739
Blend funds	4,911,880	—	—	4,911,880
Bond funds	1,305,697	—	—	1,305,697
Growth funds	2,649,788	—	—	2,649,788
Target date funds	569,690	—	—	569,690
Value funds	2,712,410	—	—	2,712,410
World stock funds	1,470,029	—	—	1,470,029
Technology fund	586,331	—	—	586,331
Total investment assets at fair value	$20,217,769	$—	$—	$20,217,769

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market funds	$1,683,915	$—	$—	$1,683,915
Virco Mfg. Corporation common stock	2,026,582	—	—	$2,026,582
Money market fund held by Virco Unitized Stock	52,321	—	—	$52,321
Allocation funds	2,403,479	—	—	$2,403,479
Blend funds	4,029,150	—	—	$4,029,150
Bond funds	1,516,800	—	—	$1,516,800
Growth funds	2,046,255	—	—	$2,046,255
Target date funds	457,387	—	—	$457,387
Value funds	2,143,739	—	—	$2,143,739
World stock funds	1,162,443	—	—	$1,162,443
Technology fund	504,312	—	—	$504,312
Total investment assets at fair value	$18,026,383	$—	$—	$18,026,383

The shares of Virco Unitized Stock are valued on a unitized basis and hold Virco common stock and a money market fund. Unitization of the investment allows for daily trades and the value of a unit reflects the combined value of the Virco common stock and the money market fund held in the fund. At December 31, 2013 and 2012, this investment held 771,070 shares and 782,464 shares of Virco common stock, respectively.

5. Risks and Uncertainties

The Plan's assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign currency and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, and therefore participant account balances.

6. Related Party Transactions

The Plan purchases Company common stock to fulfill participant contributions in Virco Unitized Stock through open market purchases and, from time to time, through parties-in-interest transactions. The per share purchase price is determined to be the closing market price on the day of transaction.

Certain Plan investments are managed by Wilmington Trust. Wilmington Trust is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

Additionally, the Plan sponsor, Virco Mfg. Corporation, is a party-in-interest to the Plan; however, there were no transactions with the Plan Sponsor other than the funding of contributions to the Plan and payment of certain administrative expenses of the Plan.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2011, stating that the Plan is qualified, in form, under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, generally accepted accounting principles (“GAAP”) requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to change or discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants will become fully vested in their accounts. During 2013, the Company had a reduction in force which resulted in a partial plan termination. All employees were previously 100% vested in their account balances thus this event did not change the vested status of the participants.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to amounts included in the Plan's Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the Plan’s financial statements	$21,079,954	$18,979,788
Add refund of excess contribution payable at end of year	27,582	38,965
Net assets available for benefits per the Plan’s Form 5500	$21,107,536	$19,018,753
The following is a reconciliation of changes in net assets available for benefits per the Plan’s financial statements to amounts included in the Plan’s Form 5500:

Year ended December, 31 2013
Changes in net assets available for benefits per the Plan’s financial statements	$2,100,166
Add refund of excess contribution payable at end of year	27,582
Less refund of excess contribution payable at beginning of year	(38,965)
Change in net assets available for benefits per the Plan’s Form 5500	$2,088,783

Virco Mfg. Corporation 401(k) Plan

EIN: 95-1613718 Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2013

Name of Issue	Description of Investment	Number of Units	Current Value
American Money Market Fund A	Money market fund	1,402,281	$1,402,281
Wilmington Trust Company*	Money market fund	119,787	119,787
Alliance Growth & Income Fund	Mutual fund	347,154	1,853,802
American Balanced Fund	Mutual fund	17,896	437,024
Bond Fund of America	Mutual fund	105,298	1,305,697
American Capital Income Builder Fund	Mutual fund	10,505	615,084
American Capital World Growth & Income	Mutual fund	32,437	1,470,029
DWS Lifecompass 2015 Fund	Mutual fund	3,418	42,321
DWS Lifecompass 2040 Fund	Mutual fund	9,484	84,973
DWS S&P 500 Index Fund-A	Mutual fund	109,979	2,694,490
American Euro Pacific Growth Fund	Mutual fund	21,286	1,044,485
Growth Fund of America	Mutual fund	61,623	2,649,788
Hartford Target Retire 2030 R4 Fund	Mutual fund	26,831	291,381
Hartford Target Retirement 2020 Fund R4	Mutual fund	13,224	151,015
Income Fund of America	Mutual fund	77,561	1,601,631
Lord Abbett Value Opportunity Fund-A	Mutual fund	56,937	1,172,905
MFS Technology Fund-A	Mutual fund	25,638	586,331
MFS Series Trust 1 Class A Value Fund	Mutual fund	25,862	858,608
Virco Unitized Stock* (1)	Common stock	699,747	1,836,137
Participant Loans*	**	—	889,767
			$21,107,536
* Party-in-interest
** The participant loans represent loans to 143 plan participants. The loans bear interest at the prime rate as of the beginning of the quarter in which the loan was originated plus 1% and are collateralized by the participants’ vested account balance. Interest rates on outstanding loans at December 31, 2013 ranged from 4.25% to 9.25% and mature through 2018.

(1)
Virco Unitized Stock is a unitized investment which consists of Virco common stock and investments in a money market fund. At December 31, 2013, this investment held 771,070 shares of Virco common stock with a market value of approximately $1.8 million and approximately $40,000 of the money market fund.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2013, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan
Date: June 27, 2014	By:	/s/ Robert E. Dose
Robert E. Dose
Vice President - Finance